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                   [Morrison Cohen Singer & Weinstein, LLP]


                                                February 19, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                                Re:  Vitaquest International Inc. (the
                                     "Company") Withdrawal of Registration
                                     Statement On Form S-1 filed on May
                                     13, 1996 Registration No. 333-3605

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, we hereby request on behalf of the Company that the above-referenced Registration Statement on Form S-1 be withdrawn. This withdrawal is being requested due to changes in market conditions and in the results of operations of the Company, which together created unfavorable conditions for the offering at this time. No securities which were to have been registered pursuant to the Registration Statement have been issued or sold.


                                        Very truly yours,

                                        /s/ Stephen I. Budow

                                        Stephen I. Budow

cc:  Mr. Charles Recker
     Mr. Joseph K. Pascale